

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 20629

08027484

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCCI, LTD.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

80 MAIDEN LANE, SUITE 2201
(No. and Street)

NEW YORK   NEW YORK   10038
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT.
SIDNEY W. AZRILIANT   (212) 869-8223
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIDNEY W. AZRILIANT, CPA. P.C.
(Name – if individual, state last, first, middle name)

36 WEST 44TH STREET, SUITE 1100, NEW YORK,   NY   SEC   10036
(Address)   (City)   (State) Mail Processing (Zip Code)
                                                                     Section

PROCESSED

MAR 1 3 2008   FEB 2 8 2008

THOMSON
FINANCIAL   Washington, DC
                                101

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __MARK A. NAUMAN_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __KCCI, LTD._____, as of __December 31,_____, 20_07____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

EVAN B. AZRILIANT
Notary Public, State of New York
No. 02AZ5022862
Qualified in New York County
Commission Expires Jan. 18, 2010

Notary Public

_____
Signature

__PRESIDENT_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCCI, LTD..

AUDITED FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

Sidney W. Azriliant, CPA, P.C.

The Bar Building
36 West 44th Street, Suite 1100
New York, New York 10036-8102

Telephone: (212) 869-8223 / Facsimile: (212) 840-2540

INDEX

Auditor's Report

Notes to Financial Statements

Supplemental Statement and Reports

Sidney W. Azriliant, CPA, P.C.

SIDNEY W. AZRILIANT, CPA, P.C.

THE BAR BUILDING · SUITE 1100

36 WEST 44TH STREET

NEW YORK, N. Y. 10036

TELEPHONE

(212) 869-8223

To The Board of Directors
KCCI, LTD.

We have audited the accompanying Statement of Financial Condition of KCCI, Ltd. as of December 31, 2007 and the related Statements of Operations and Retained Earnings, Changes in Stockholders' Equity, Changes in Subordinated Liabilities, and Cash Flows for the year then noted. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCCI, Ltd. as of December 31, 2006, and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. This information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.

February 26, 2008

KCCI, LTD.

STATEMENT OF FINANCIAL CONDITION

As at December 31, 2007

ASSETS

Current Assets		
Cash in the Bank	$ 444,272	
Accounts Receivable	90,909	
Deposit with Clearing Organization	100,000	
Total Current Assets		$ 635,181
Fixed Assets		
Leasehold Improvements	$ 40,351	
Total Fixed Assets		$ 40,351
Other Assets		
Security Deposit		$ 40,383
TOTAL ASSETS		**$ 715,915**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued Accounts Payable	$ 120,267	
Total Current Liabilities		$ 120,267
Commitments and Contingencies (Note 3)		
Stockholders' Equity		
Capital Stock Issued:		
200 Shares Authorized		
20 Shares Issued & Outstanding (npv)	$ 20,000	
Additional Paid-In Capital	200,000	
Retained Earnings	375,648	
Total Stockholders' Equity		$ 595,648
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		**$ 715,915**

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT B.

KCCI, Ltd.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

For the Year Ended December 31, 2007

INCOME

Commissions and Floor Brokerage	$3,614,164		
Less: Commissions Paid to Other Broker/Dealers	45,224		
Net Commissions Income		$	3,568,940
Interest Earned on Firm Deposit And Clearance Accounts			7,397
TOTAL INCOME		$	**3,576,337**

OPERATING EXPENSES

Employees' Compensation & Benefits	$	1,470,650	
Selling, General & Expenses		1,905,250	
Regulatory Fees & Expenses		68,838	
Total Operating Expenses (Note 5):		$	**3,444,738**
NET INCOME (LOSS) FOR YEAR (Note 6):		$	131,599
Retained Earnings -- January 1, 2007			244,049
Retained Earnings -- December 31, 2007		$	375,648

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT C.

KCCI, Ltd.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2007

Balance -- Beginning of Year (January 1, 2007)	$	464,049
Net Income (Loss) per Exhibit B		131,599
Balance -- End of Year (December 31, 2007)	$	595,648

The accompanying notes to financial statements are an integral part of this report.

KCCI, Ltd.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

For the Year Ended December 31, 2007

Balance -- Beginning of Year (January 1, 2007)	$ - 0 -
Qualified Debt Paid During Year	- 0 -
Balance -- End of Year (December 31, 2007)	$ - 0 -

The accompanying notes to financial statements are an integral part of this report.

KCCI, Ltd.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Cash Flows from Operating Activities:

Net Income (Loss) Per Exhibit B		$	131,599

Changes in Assets & Liabilities

Increase in Accounts Receivable	(17,213)		
Increase in Accounts Payable	83,467		
Decrease in Fixed Assets	18,554		
Decrease in Security Deposit	10,096		94,904
Net Cash From Operating Activities:		**$**	**226,503**
Net Changes in Cash & Equivalents:			226,503
Cash Balance -- Beginning of Year (January 1, 2007)			217,769
Cash Balance -- Ending of Year (December 31, 2007)		$	444,272

Supplemental disclosure of cash flow information:
    Cash paid during year for:

Interest	$	6,758
Corporate Income & Franchise Taxes		7,000

The accompanying notes to financial statements are an integral part of this report.

KCCI, LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

NOTE 1 – <u>Date of Incorporation</u>
The Corporation was incorporated in New York State on March 1, 1976 under the name of F. A. Christensen, Inc. It operated under the name of F. A. Christensen, Inc. until October 5, 1989, when it amended its Certificate of Incorporation and changed its name to Global Execution Services, Inc. On November 3, 1989, the name of the Corporation was changed to Kelly, Carroll & Christensen, Inc. and it changed to Kelly & Christensen, Inc., and then KCCI, Ltd. thereafter. The corporation conducts a stock brokerage business on the floor of the New York Stock Exchange and from offices at 80 Maiden Lane, Suite 2201, New York, NY 10038. In connection with the firm's stock brokerage business, it receives income from floor brokerage and commissions on customers' accounts. All customer transactions are cleared through Pershing on a fully disclosed basis.

Note 2 – <u>Commitments and Contingencies</u>
The Corporation has its corporate offices at 80 Maiden Lane, Suite 2201, New York, NY 10038.

Note 3 – <u>Insurance</u>
The Corporation obtained a one-year renewable Stockbrokers Blanket Bond from St. Paul Fire and Marine Insurance and it has been renewed every year since. The policy has a limit of liability totaling $120,000 and it is subject to a loss deductible of $5,000.

Note 4 – <u>Net Capital Requirements</u>
The Corporation is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the Corporation to maintain minimum dollar net capital of $21,351. At December 31, 2007 the Corporation had net capital of $514,914.

Note 5 – <u>Commitments and Contingencies</u>
The office location at 80 Maiden Lane, New York, NY has a Five (5) year lease at $10,081.53 per month expiring in 2010 with an annual base of $120,978.

Note 6 – <u>Financial Instruments with Off-Balance-Sheet Credit Risk</u>
As a securities broker, the Firm is engaged in various brokerage activates servicing a diverse group of domestic corporations, institutional and individual investors and other brokers and dealers. The firm executes transactions and

introduces them for clearance to another NYSE member firm on a fully disclosed basis. The firm's Exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations.

The Firm does not anticipate nonperformance by clients or counterparties in the above situations, The Firm, through its clearing broker, seeks to control the aforementioned risks by requiring clients and Counterparties to maintain margin collateral in compliance with various regulatory and internal guidelines, The Firm's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the client or counterparty to deposit additional collateral, or reduce positions, when necessary, The Firm's policy is to monitor its market exposure and counterparty risk. In addition, the Firm has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

Schedule 1.

KCCI, Ltd.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
As at December 31, 2007

Computation of Net Capital

Total Stockholder's Equity -- Exhibit A	$	595,648
Subordinated Debt		- 0 -
Non-Allowable Assets		80,734
Net Capital	**$**	**514,914**

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$	8,018
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital	$	506,869
Percentage of Aggregate Indebtedness to Net Capital		23.36%

The accompanying notes to financial statements are an integral part of this report.

Schedule 2.

KCCI, Ltd.

Information Relating to the Possession or Control Requirements

Pursuant to Rule 15C3-3

As at December 31, 2007

The Company claims exemption from the requirements of Rule 15C3-3 under Section (k)(2)(B) of the rule, on the grounds that all customer transactions are cleared through Pershing, LLC on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

Sidney W. Azriliant, CPA, P.C.

SIDNEY W. AZRILIANT, CPA, P.C.

THE BAR BUILDING · SUITE 1100

36 WEST 44TH STREET

NEW YORK, N. Y. 10036

————

TELEPHONE

(212) 869-8223

To the Board of Directors
KCCI, Ltd.

     In accordance with Rule 17a-5-(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of the Securities Investor Protection Corporation assessments and payments of KCCI, Ltd. for the year ended December 31, 2007. Our procedures were performed solely to assist you in complying with rule 17a-5-(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

   .1.   Compared listed assessment payments with respective cash disbursements records entries;

   2.   Compared amounts reported on the audited Form X-17A-5 for the period January 1, 2007 to December 31, 2007 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

   3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

   4.   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and supporting adjustments.

     Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of KCCI, Ltd. taken as a whole.

                             SIDNEY W. AZRILIANT, CPA, P.C.

February 26, 2008

SIDNEY W. AZRILIANT, CPA, P.C.

THE BAR BUILDING · SUITE 1100

36 WEST 44TH STREET

NEW YORK, N. Y. 10036

TELEPHONE

(212) 869-8223

To the Board of Directors
KCCI, LTD.
New York, New York

In planning and performing our audit of the financial statements of KCCI, Ltd. as of December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by KCCI, Ltd. that we considered relevant to the objectives stated I Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters of the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(t) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

SIDNEY W. AZRILIANT, CPA, P.C.

February 26, 2008

Sidney W. Azriliant, CPA, P.C.

SIDNEY W. AZRILIANT, CPA, P.C.

THE BAR BUILDING · SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
—
TELEPHONE
(212) 869-8223

Independent Auditor's Report on the SIPC Annual Assessment Required by SEC Rule 17a-5

KCCI, Ltd.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-4) of Securities Investor Protection Corporation assessments and payments of KCCI, LTD. for the year ended December 31, 2007 Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1.   Compared listed assessment payments with respective cash disbursements records entries;

2.   The SIPC assessment for 2007 has been paid.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-4 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of KCCI, LTD. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.

February 26, 2008

Status: Accepted

FOCUS REPORT

FORM
X-17A-5

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER	SEC. FILE NO.
KCCI, LTD. [13]	20629 [14]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)	FIRM ID NO. [15]
	FOR PERIOD BEGINNING (MM/DD/YY)
80 Maiden Lane, Suite 2201 [20]	10/01/07 [24]
(No. and Street)	AND ENDING (MM/DD/YY)
New York [21] NY [22] 10038 [23]	12/31/07 [25]
(City) (State) (Zip Code)	

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT   (Area code) - Telephone No.

MARSHALL S. MADDOX [30]   (212) 430-5935 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

_____ [32]	_____ [33]
_____ [34]	_____ [35]
_____ [36]	_____ [37]
_____ [38]	_____ [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES [ ] [40]   NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [ ] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ 15 _____ day of _____ JANUARY _____ 20 08

Manual Signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

Date: 2/5/08 1:56 PM
Status: Accepted

BROKER OR DEALER								
KCCI, LTD.	N	3						[100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/07 [99]

SEC FILE NO. 20629 [98]

Consolidated ☐ [198]

Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash ....$	444,272 [200]		$ 444,272 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	171,812 [295]		
B. Other	19,097 [300] $	[550]	190,909 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities........................	[418]		
B. Debt securities...........................	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ _____ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ _____ [150]			
B. Other securities $ _____ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ _____ [170]			
B. Other securities $ _____ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ _____ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	40,351 [680]	40,351 [920]
11. Other assets	[535]	40,383 [735]	40,383 [930]
12. Total Assets ....$	635,181 [540] $	80,734 [740] $	715,915 [940]

OMIT PENNIES

BROKER OR DEALER

KCCI, LTD.

as of _____ 12/31/07 _____

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING,
NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	120,267 [1205]	[1385]	120,267 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1(d)) of ...... $ [980]			
B. Securities borrowings, at market value		[1410]	[1720]
from outsiders $ [990]			
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of ...... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 120,267 [1230]	$ [1450]	$ 120,267 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners)	$ [1020]	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		20,000 [1792]
C. Additional paid-in capital		200,000 [1793]
D. Retained earnings		375,648 [1794]
E. Total		595,648 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 595,648 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 715,915 [1810]

OMIT PENNIES

BROKER OR DEALER			
KCCI, LTD.		as of	12/31/07

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 595,648 [3480]
2. Deduct ownership equity not allowable for Net Capital .... (   ) [3490]
3. Total ownership equity qualified for Net Capital ....   · 595,648 [3500]
4. Add:
    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... [3520]
    B. Other (deductions) or allowable credits (List) .... [3525]
5. Total capital and allowable subordinated liabilities .... $ 595,648 [3530]
6. Deductions and/or charges:
    A. Total non-allowable assets from
       Statement of Financial Condition (Notes B and C) .... $ 80,734 [3540]
    B. Secured demand note deficiency .... [3590]
    C. Commodity futures contracts and spot commodities-
       proprietary capital charges .... [3600]
    D. Other deductions and/or charges .... [3610]   (80,734) [3620]
7. Other additions and/or allowable credits (List) .... [3630]
8. Net Capital before haircuts on securities positions .... $ 514,914 [3640]
9. Haircuts on securities (computed, where appliicable,
    pursuant to 15c3-1(f)) :
    A. Contractual securities commitments ....$ [3660]
    B. Subordinated securities borrowings .... [3670]
    C. Trading and investment securities:
       1. Exempted securities .... [3735]
       2. Debt securities .... [3733]
       3. Options .... [3730]
       4. Other securities .... [3734]
    D. Undue concentration .... [3650]
    E. Other (List) .... [3736]   (   ) [3740]
10. Net Capital .... $ 514,914 [3750]

OMIT PENNIES

BROKER OR DEALER

KCCI, LTD.

as of   12/31/07

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 8,018	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement		
of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 8,018	3760
14. Excess net capital (line 10 less 13)	$ 506,896	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$ 502,887	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$ 120,267	3790
17. Add:		
A. Drafts for immediate credit .... $		3800
B. Market value of securities borrowed for which no		
equivalent value is paid or credited .... $		3810
C. Other unrecorded amounts (List) .... $		3820	$	3830
19. Total aggregate indebtedness	$ 120,267	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) .... %	23.36	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) .... %		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant		
to Rule 15c3-3 prepared as of the date of net capital computation including both		
brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital		
requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess net capital (line 10 less 24)	$	3910
26. Net capital in excess of the greater of:		
5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
   of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

   1. Minimum dollar net capital requirement, or

   2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes
   covered by subordination agreements not in satisfactory form and the market values of the memberships in
   exchanges contributed for use of company (contra to item 1740) and partners' securities which were
   included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
   non-allowable assets.

Date: 2/5/08 1:56 PM
Status: Accepted

BROKER OR DEALER
KCCI, LTD.

For the period (MMDDYY) from 10/01/07   3932 to 12/31/07   3933

Number of months included in this statement   3   3931

REVENUE

STATEMENT OF INCOME (LOSS)

1. Commissions:

a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ 628,740 3935

b. Commissions on listed option transactions 3938

c. All other securities commissions 362,619 3939

d. Total securities commissions 991,359 3940

2. Gains or losses on firm securities trading accounts

a. From market making in options on a national securities exchange 3945

b. From all other trading 3949

c. Total gain (loss) 3950

3. Gains or losses on firm securities investment accounts 3952

4. Profits (losses) from underwriting and selling groups 3955

5. Revenue from sale of investment company shares 3970

6. Commodities revenue 3990

7. Fees for account supervision, investment advisory and administrative services 3975

8. Other revenue 19,834 3995

9. Total revenue .... $ 1,011,193 4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers 376,566 4120

11. Other employee compensation and benefits 34,938 4115

12. Commissions paid to other brokers-dealers 7,100 4140

13. Interest expense 620 4075

a. Includes interest on accounts subject to subordination agreements 4070

14. Regulatory fees and expenses 31,526 4195

15. Other expenses 496,408 4100

16. Total expenses .... $ 947,158 4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 64,035 4210

18. Provision for Federal income taxes (for parent only) 4220

19. Equity in earnings (losses) of unconsolidated subsidiaries not included above 4222

a. After Federal income taxes of 4238

20. Extraordinary gains (losses) 4224

a. After Federal income taxes of 4239

21. Cumulative effect of changes in accounting principles 4225

22. Net income (loss) after Federal income taxes and extraordinary items .... $ 64,035 4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items 4,338 4211

Page 5

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KCCI, LTD.

For the period (MMDDYY) from _____10/01/07_____ to _____12/31/07_____

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ _____531,613_ 4240

  A. Net income (loss) .... _____64,035_ 4250

  B. Additions (includes non-conforming capital of .... $ _____ 4262) _____ 4260

  C. Deductions (includes non-conforming capital of .... $ _____ 4272) _____ 4270

2. Balance, end of period (from item 1800) .... $ _____595,648_ 4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ _____ 4300

  A. Increases .... _____ 4310

  B. Decreases .... _____ 4320

4. Balance, end of period (from item 3520) .... $ _____ 4330

OMIT PENNIES

BROKER OR DEALER		
KCCI, LTD.	as of	12/31/07

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. (k) (1) - $2,500 capital category as per Rule 15c3-1 . . . . _____ 4550

customers" maintained . . . . _____ 4560

C. (k) (2) (B) - All customer transactions cleared through another
broker-dealer on a fully disclosed basis. Name of clearing
firm pershing llc   [4335]   ___ X [4570]

D. (k) (3)-Exempted by order of the Commission . . . . _____ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be
withdrawn within the next six months and accruals, (as defined below),
which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ _____ 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the
report date, regardless of whether or not the capital contribution is expected to be renewed. The
schedule must also include proposed capital withdrawals scheduled within the six month
period following the report date including the proposed redemption of stock and payments of
liabilities secured by fixed assets (which are considered allowable assets in the capital computation
pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less
than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities

